Exhibit 12.1
Flowers Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(000’s Omitted, Except Ratio Amounts)

		Fiscal Year
	40 Weeks Ended
	October 9, 2010	2009	2008	2007	2006	2005
Fixed Charges:
Interest expense	$6,559	$11,587	$6,137	$3,450	$4,923	$3,576
Interest portion of rent expense (1)	$15,748	$19,569	$18,480	$17,920	$15,080	$13,000

Total Fixed Charges	$22,307	$31,156	$24,617	$21,370	$20,003	$16,576

Earnings:
Income before income taxes	$163,243	$207,759	$190,051	$153,085	$123,439	$105,623
Plus: Fixed charges (2)	$22,307	$31,156	$24,617	$21,370	$20,003	$16,576

Earnings Available to Cover Fixed Charges	$185,550	$238,915	$214,668	$174,455	$143,442	$122,199

Ratio of Earnings to Fixed Charges	8.3	7.7	8.7	8.2	7.2	7.4

(1)	One-third of total rent expense is the portion deemed representative of the interest factor.

(2)	Fixed charges represents gross interest expense plus the interest portion of rent expense.